Filed pursuant to Rule 424(b)(B)

Registration No. 333-76498

G REIT, INC.

Supplement No. 9 dated May 7, 2003

to the Prospectus dated July 22, 2002

This Supplement No. 9 supplements, modifies and supersedes some of the information contained in our prospectus dated July 22, 2002, and Supplement No. 8 dated April 29, 2003. Unless we define a term in this Supplement No. 9, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 9 to “us,” “we,” or “our company” mean G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

As of May 2, 2003, we had offered 20,000,000 and sold approximately 5,095,885 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional approximately 50,354 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $51,353,475. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $5,151,200 in cash available to invest in properties as of May 2, 2003.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

As of May 2, 2003, we had incurred approximately $4,092,200 in selling commissions due to our dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

As of May 2, 2003, we had incurred approximately $214,800 in marketing support and due diligence reimbursement fees to our dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

As of May 2, 2003, we had incurred approximately $1,638,000 in other organizational and offering expenses.

PROPERTY ACQUISITIONS

Gemini Plaza-Houston, Texas

On May 2, 2003, through our wholly owned subsidiary, GREIT – Gemini Plaza, LLC, a Delaware limited liability company, we purchased a 100% fee simple interest in Gemini Plaza in Houston, Texas. The property was purchased from an unaffiliated third party for a purchase price of $15,000,000. We financed the purchase price with $9,815,000 in borrowings under our credit facility arranged through LaSalle Bank National Association. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan must be paid in full or refinanced. The seller paid a sales commission to Triple Net Properties Realty, Inc., an affiliate of our advisor, of $325,000, approximately 2.2% of the purchase price.

Gemini Plaza is located in Houston, Texas, in the Clear Lake submarket, along Interstate 45. The Clear Lake area is the home of the Johnson Space Center, headquarters of NASA. The property is located within 15 miles of Hobby Airport and 25 miles south of Houston’s Central Business District.

Gemini Plaza was built in 1983 and consists of a six-story steel frame Class A office building with approximately 158,627 square feet on a 7.02 acre site. The property is 100% leased to the United Space Alliance, a joint venture between Boeing Company and Lockheed Martin Corporation. United Space Alliance is a leading space operations company that is the prime contractor for NASA’s space shuttle program. The United Space Alliance lease expires in May 2011.

The following table provides certain information with respect to the lease with the tenant at Gemini Plaza as of April 30, 2003.

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Lessee	Rentable Square Feet	Lease Ends	Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
United Space Alliance (1)	158,627	05/31/11	100.00%	$1,467,300	$9.24	—	—
Total Occupied	158,627		100.00	1,467,300

Total	158,627		100.00%	$1,467,300

(1)	Government entity or government contractor

The following table provides certain information with respect to lease expirations for the next 10 years at Gemini Plaza.

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring
2003	—	—	$—	—%	—%
2004	—	—	—	—	—
2005	—	—	—	—	—
2006	—	—	—	—	—
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	1	158,627	1,467,300	100.00	100.00
2012	—	—	—	—	—

Total	1	158,627	$1,467,300	100.00%	100.00%

We do not anticipate making any significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the tenant would be obligated to pay for such improvements under the provisions of its lease. At this time, we do not know of any specific environmental hazards or risks associated with the building. A Phase I Environmental Review was completed by a third party and no hazardous conditions or substances were detected on the property. When we calculate depreciation expense for tax purposes, we use the straight-line method and depreciate buildings and improvements over estimated useful lives of 39 and 15 years, respectively. For federal income tax purposes, our depreciable basis in the property is approximately $12,750,000. The real estate tax rate for the year ended December 31, 2002 was approximately 3.39% and real estate taxes on the property were approximately $295,818.

Houston, Texas

Economy

Houston’s economy marked its thirteenth consecutive month of job losses in February. Since December 2002, Houston has lost almost 13,000 jobs equating to a 0.6% decline. Losses were seen in manufacturing, transportation, warehousing, finance and personnel services. Strong job gains from government agencies helped soften the losses. Houston’s unemployment rate dropped 0.1% to 6.4% in February 2003 from 6.5% in December 2002.

Market Overview

The Houston market contains approximately 147 million net rentable square feet. Gemini Plaza is located in the NASA/Clear Lake submarket, which contains approximately 4 million net rentable square feet. During the first quarter of 2003, the citywide vacancy rate increased to 16.55% from a fourth quarter vacancy rate of 15.03%. However, vacancy rates in the NASA/Clear Lake

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submarket were slightly lower at 14.93%. Houston’s office market recorded negative net absorption of (506,201) square feet, while the NASA/Clear Lake submarket posted positive net absorption of 40,536. The overall average asking lease rate decreased to $18.21 during the first quarter, compared to the fourth quarter average rate of $18.31. Decreases occurred in Class A and Class B property, while Class C rates rose slightly from $13.12 to $13.15. The NASA/Clear Lake submarket showed a $1.36 per square foot increase in the average asking lease rate during the first quarter, averaging $15.92 per square foot.

SOME OF THE INFORMATION DESCRIBED ABOVE, ALTHOUGH BELIEVED TO BE ACCURATE, WAS PROVIDED BY THIRD PARTIES UNAFFILIATED WITH OUR COMPANY, OUR MANAGER OR ITS AFFILIATES. THEREFORE, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION IS ACCURATE

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of Gemini Plaza

Acquisition Expenses

We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $30,000.

Property Management Fee

We have retained Triple Net Properties Realty, Inc., an affiliate of our advisor, to manage the property for a property management fee equal to 5% of the gross income of the property; however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. No property management fees are currently due.

POTENTIAL PROPERTY ACQUISITIONS

We are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

There can be no assurance that any or all of the conditions will be satisfied.

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